December 8, 2021 Page 1

Via Edgar

December 8, 2021

Ruairi Regan Pam Howell Division of Corporation Finance Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Roth CH Acquisition III Co. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 20, 2021 File No. 001-40147

Dear Mr. Regan and Ms. Howell:

On behalf of our client, Roth CH Acquisition III Co., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated November 4, 2021 (the “Comment Letter”) regarding the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to BCP QualTek HoldCo, LLC, a Delaware limited liability company and BCP QualTek, LLC, a Delaware limited liability company (collectively, “QualTek”) or matters arising from QualTek’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from QualTek or its counsel, Kirkland & Ellis, LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed on October 20, 2021

Letter to Stockholders, page i

1.                  We reissue prior comment 2. When discussing the business combination, please quantify the "portion of the merger consideration" allocated to each step of the business combination and the capital contribution from ROCR.

Response: Changes in response to the Staff’s comment have been reflected in the Letter to Stockholders and in the Amended Proxy Statement on pages 20, 21, 115, and 116.

2.                  We partially reissue comment 3. Please clarify and reconcile the 22.2% ownership of initial shareholders as disclosed in the letters to shareholders with the amounts in the beneficial ownership table on page 224.

Response: As disclosed under “Security Ownership of Certain Beneficial Owners and Management of ROCR and the Combined Company,” beneficial ownership of all directors and executive officers of ROCR as a group equates to 15.8% of the outstanding shares of the Company’s common stock. The remaining 6.4% of the outstanding shares of the Company’s common stock held by initial stockholders are held by Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC and various members of their respective management team. These additional holders are not a person or group known by the Company to be the beneficial owner of more than 5% of shares of the Company’s common stock or a current executive officer or director of the Company, and thus are not required to be disclosed in the beneficial ownership table.

Summary of the Proxy Statement, page 18

3.                  We note the revisions made in response to comment 6. We note that the "equity value" includes "the value of any Equity Interests of the Company issued as consideration for any acquisitions by the Company prior to the Closing." Please disclose, to the extent known, the current estimated value of this component of the equity value. Please also revise the disclosure to clearly disclose the total consideration to be paid and how the consideration will be allocated to the holders of QualTek, as previously requested. Clearly disclose the amount of consideration that will be paid in cash and the consideration to be paid in equity, clearly disclosing the allocation of each to the holders of Qualtek. Please clarify the “distribution waterfalls” on page 20.

Response: Changes in response to the Staff’s comment have been reflected in the Letter to Stockholders and in the Amended Proxy Statement on pages 21 and 116.

4.                  We partially reissue comment 10. Please update the out of pocket expenses owed to the Sponsor or ROCR executive officers and directors as of the most recent practicable date. Please also clearly disclose the value of the shares held by the Sponsor, ROCR officers and directors, and their affiliates based on the market price as of a recent practicable date. Please also disclose any compensation arrangements that will be provided to Mr. Chawla as a director post-business combination, to the extent known.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 9, 32, 58, 81, and 129.

5.                  We partially reissue comment 13. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 35 and 61.

6.                  We partially reissue comment 15. Please revise to disclose the potential impact of the pre-PIPE securities and the PIPE securities, on non-redeeming shareholders.

Response: Changes in response to the Staff’s comment are reflected in the Amended Proxy Statement in the risk factor cross referenced on page 26 - “ROCR’s stockholders, in particular non-redeeming stockholders, will experience immediate dilution as a consequence of the issuance of Class A Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that ROCR’s current stockholders have on the management of ROCR,” which has been updated to further show the potential dilutive impact of the pre-PIPE securities and the PIPE securities, on non-redeeming shareholders at each of the redemption levels detailed in the Company’s sensitivity analysis.

Risks Related to ROCR and the Business Combination, page 52

7.                  Please revise the risk factor on page 59 relating to the founder shares and/or private units may receive a positive return when the public shareholders receive a negative return on their investment. Please revise to clearly disclose the stock price at which the founders shares and/or private units will achieve a positive return and contrast that to the purchase price of public shareholders.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 60.

8.                  Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. In addition, the dilution information provided on page 61should be revised to provide dilution information at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 62-64.

9.                  We reissue comment 18. It appears that 3.5% marketing fee payable to Roth and Craig-Hallum remains constant and is not adjusted based on redemptions. Revise your risk factor disclosure to disclose the effective fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 58.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data Of ROCR And Qualtek, page 94

10.              We note your disclosure that you do not intend on providing historical book value per share, weighted average shares outstanding for basic and diluted purposes and net loss per share basic and diluted for Qualtek due to your disclosure that QualTek’s historical equity structure makes such measures not valuable metrics. In order to better understand the Company's position, please further describe why such measures would not be considered valuable metrics in light of the fact that your financial statements already disclose the weighted average number of units and net loss per share on pages F-38 and F-62.

Response: In response to the Staff’s comment, the Company has removed the disclosure that QualTek does not intend on providing historical book value per share, weighted average shares outstanding for basic and diluted purposes and net loss per share basic and diluted for Qualtek. These amounts will be provided in a subsequent amendment to the Proxy Statement prior to the Proxy Statement being mailed to shareholders or declared effective. Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 99.

Background of the Business Combination, page 95

11.              We reissue comment 21. Please revise the disclosure in this section to provide a description of how Qualtek was identified and by whom, and how the negotiations were started and by whom.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 101-102.

12.              We note that the initial communications with Qualtek were with ROCC, an affiliated SPAC. Please clearly disclose the executive officers and directors of ROCC who are also officers and directors of ROCR. Please also clearly disclose any communications between ROCC, its officers or directors, or other representatives of ROCC, and Qualtek relating to the consideration of completing a business combination through ROCR. Please clearly disclose the initial communications between Qualtek and ROCR, including the date and who initiated the communications.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 102.

13.              Please clearly identify who at ROCR connected with the investment banking group at Citigroup on March 4 and clarify the nature of the communications and whether Mr.Weinberg, and/or Qualtek were involved with this communication. Please also clearly disclose how the members of ROCR management were previously aware of Qualtek.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 102.

14.              We reissue comment 23. Please disclose any discussions about the need to obtain additional financing for the combined company through a PIPE transaction(including the pre PIPE), and the negotiation/marketing processes, such as who selected the potential PIPE investors, what relationships did the PIPE investors have to ROCR, the sponsor, Qualtek and its affiliates, and the placement agent, and how were the terms of the PIPE transactions determined. In addition, please disclose whether there were any valuations or other material information about the ROCR, Qualtek, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 104-106.

The Board of Directors' Reasons for the Approval of the Business Combination, page 101

15.              We reissue comment 27. Please clarify whether and how the Board took into account the consideration being paid in this transaction in recommending the transaction, and if not, why not.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 105-106. In recommending the transaction, the Board reviewed financial performance metrics and valuation metrics of comparable publicly traded companies in the industry in which QualTek competes. The three most comparable companies that the Board included in assessing QualTek's valuation were Dycom Industries, Inc. (NYSE: DY), MasTec, Inc. (NYSE: MTZ), and Quanta Services, Inc. (NYSE: PWR). The average estimated compound annual revenue growth rate for CY2020-2022 of these comparable companies was 8%, compared to 13% for QualTek. The average estimated 2021 EBITDA margin of these companies was 10%, compared to 13% for QualTek, and the average enterprise valuation as a multiple of estimated 2021 EBITDA for these companies was 11.0x, compared to 7.8x (excluding future acquisitions) for QualTek. As a result, the Board determined that the equity value of QualTek of approximately $294 million from which the merger consideration was based, was a good discount to these comparable publicly traded companies. The Board also determined that the merger consideration, as well as the capital contribution by ROCR, and the overall Up-C structure of the Business Combination, was advisable, appropriate and fair, from a valuation perspective, as well as an efficient structure for tax and other purposes.

Consideration to be Received in the Business Combination, page 110

16.              Please calculate and disclose clearly the consideration to be received by the equityholders of QualTek in the business combination, as requested in comment 28. For instance, clarify the reference in calculating the blocker owner consideration to "the number of shares of Class A Common Stock equal to the merger consideration."

Response: Changes in response to the Staff’s comment have been reflected in the Letter to Stockholders and in the Amended Proxy Statement on pages 20, 21, and 115.

Management of ROCR, page 165

17.              Please provide clear disclosure of the current stock price of prior affiliated SPACs.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 174.

Critical Accounting Policies and Estimates Impairment of Goodwill and Long-lived Assets, page 206

18.              We note your response to comment 36. Please further expand your disclosures to:

•	Quantify and discuss the material assumptions underlying your estimate of the fair value of the reporting units for which you recorded an impairment; and

•	Quantify and discuss the potential impact of changes in those assumptions on the remaining goodwill in those reporting units.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 216-217.

Note 1. Nature of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-43

19.              We note your response to comment 41. Please further clarify how you recognize revenue for each identified performance obligation. Given your disclosure that for the Company’s projects recognized under the input method, the Company typically identifies two promised goods and services in the contract: (a) delivery of materials and (b) installation and construction services, it is unclear whether the Company has concluded that revenue for both identified performance obligations should be recognized over time using the input method. In that regard, please tell us how you considered the guidance under 606-10-25- 23 through ASC 606-10-25-30 for each of your identified performance obligations. Please expand your disclosures accordingly consistent with the guidance in ASC 606-10-50-17 through ASC 606-10-50-19.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page F-47. The Company respectfully advises the Staff that in arriving at QualTek’s revenue recognition conclusion, QualTek reviewed and considered paragraphs 606-10-25-23 through 25-30 to determine whether each performance obligation is satisfied at a point in time or over time and paragraphs 606-10-25-31 through 25-37 in order to measure progress toward complete satisfaction of those performance obligations determined to be satisfied over time, where applicable.

20.              Notwithstanding our comment above, please further expand your disclosures to highlight the number of performance obligations you identified in your revenue streams that do not use an input measure. In that regard, and based on your disclosures on page F-44, please clarify how many performance obligations you identified for the revenue recognized for your engineering, aerial and underground construction contracts that you use an output measure to recognize revenue and your fulfillment, maintenance, compliance, and recovery services contracts that you bill on a contractually agreed price per unit on a work order basis. Please tell us how you considered the guidance under 606-10-25-23 through ASC 606-10-25-30 for each of your identified performance obligations for those contracts and expand your disclosures consistent with the guidance in ASC 606-10-50-17 through ASC 606-10-50-19.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page F-47. The Company respectfully advises the Staff that in arriving at QualTek’s revenue recognition conclusion, QualTek reviewed and considered paragraphs 606-10-25-23 through 25-30 to determine whether each performance obligation is satisfied at a point in time or over time and paragraphs 606-10-25-31 through 25-37 in order to measure progress toward complete satisfaction of those performance obligations determined to be satisfied over time, where applicable.

Note 13. Subsequent Events, page F-76

21.              We note your disclosures that on August 6, 2021, August 30, 2021 and October 15, 2021 you acquired Broken Arrow Communications, Inc., Concurrent Group LLC and Urban Cable Technology LLC, respectively. We further note on page 107 your disclosure that QualTek is also currently in negotiations with a number of other acquisition targets. Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these completed or probable acquisitions, if any.

Response: The Company respectfully advises the staff that QualTek has determined it is not currently engaged in any discussions with any entity or person that would be considered a “probable” acquisition under Rule 3-05 of Regulation S-X and thus the inclusion of financial statements of the possible acquired targets is not required. In evaluating whether the potential acquisitions are “probable,” QualTek notes that FRM Section 2005.4 requires an evaluation of all available facts. QualTek based its determination that these potential acquisitions are not “probable” based upon several facts, including: 1. no binding agreements currently in place, 2. incomplete transaction requirements; 3. ongoing discussions regarding price; 4. ongoing discussions about payment terms; and 5. ongoing diligence matters. On a purely hypothetical basis, if any of the potential transactions mentioned in the Amendment to the Proxy Statement were deemed probable, none would be deemed “significant” pursuant to the three significance tests set forth in Rule 3-05 of Regulation S-X, either individually or collectively.

QualTek has evaluated each acquisition completed in the current fiscal year under the three significance tests set forth in Rule 3-05 of Regulation S-X and determined none were significant on an individual basis. QualTek also notes the requirement applicable to registration statements in Rule 3-05(b)(2)(i) in assessing whether the aggregate impact of the individually insignificant businesses acquired (or to be acquired) by QualTek exceeds 50% and determined that the aggregate impact of the individually insignificant businesses did not exceed 50%, and therefore, no additional financial statements were required.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Gordon Roth
Roth CH Acquisition III Co.

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Andrei Sirabionian, Esq.
Loeb & Loeb LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Tim Cruickshank, Esq.
Kirkland & Ellis LLP